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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE TO/A
                             TENDER OFFER STATEMENT
                                      Under
                       SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)
                                ----------------

                                PMC-SIERRA, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

          Options to Purchase Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                    69344F106
        (CUSIP Number of Class of Securities of Underlying Common Stock)

                                Robert L. Bailey
                      President and Chief Executive Officer
                                PMC-Sierra, Inc.
                               3975 Freedom Circle
                              Santa Clara, CA 95054
                                 (408) 239-8000
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   Copies to:

                                Neil Wolff, Esq.
                              Susan Stapleton, Esq.
                        Wilson Sonsini Goodrich & Rosati,
                            Professional Corporation
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (650) 493-9300

                            CALCULATION OF FILING FEE
 ==================================================== =======================
        Transaction Valuation*                        Amount of Filing Fee**
 ---------------------------------------------------- -----------------------
            $ 90,436,157.54                                 $8,320.13
 ==================================================== =======================

 * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 19,763,239 shares of common stock of PMC-Sierra, Inc. having an aggregate value of $90,436,157.54 as of August 23, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $92 per each $1.0 million of the value of the transaction.

**  Previously paid.

[x] Check  the  box if any  part  of the  fee is  offset  as  provided  by  Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,320.13
Form or Registration No.: Schedule TO
Filing Party: PMC-Sierra, Inc.
Date Filed:  August 27, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.

[x] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.
    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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         This Amendment No. 1 amends and  supplements the Tender Offer Statement on Schedule TO filed by PMC-Sierra, Inc. ("PMC") with the Securities and Exchange Commission on August 27, 2002 (the "Schedule TO"), relating to PMC's offer to exchange certain outstanding options to purchase shares of the PMC's common stock held by eligible persons for new options to purchase shares of PMC's common stock.

         Item 12 to PMC's Schedule TO is amended and supplemented to add a new exhibit, (a)(1)(xi), which is filed with this Amendment No. 1 to the Schedule TO.


Item 12.   Exhibits.

(a)      (1)      (i)*      Offer to Exchange  Certain  Outstanding  Options for
                            New Options, dated August 27, 2002.

                  (ii)*    Memorandum from Robert Bailey dated August 27, 2002.

                  (iii)*   Election Form.

                  (iv)*    Form of Notice to Withdraw from the Offer.

                  (v)* Form of Promise to Grant Stock Option(s) to Senior Officers.

                  (vi)*    Form  of  Promise  to  Grant  Stock   Option(s)   to
                           non-Senior Officers.

                  (vii)*   Form of E-mail  confirmation  of receipt of Election
                           Form.

                  (viii)* Form of E-mail confirmation of receipt of Notice to Withdraw from the Offer.

                  (ix)*    Form of E-mail reminder about Expiration of Offer.

                  (x)*     Form  of  E-mail   notification  of  acceptance  and
                           cancellation of tendered options.

                  (xi)     Stock Option Exchange Program Presentation.

                  (xii)* PMC-Sierra, Inc. Annual Report on Form 10-K for its fiscal year ended December 30, 2001, previously filed with the Securities and Exchange Corporation on March 28, 2002 and incorporated herein by reference.

                  (xiii)* PMC-Sierra, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, previously filed with the Securities and Exchange Commission on August 13, 2002 and incorporated herein by reference.

(b)      Not applicable.

(d)      (1)*     PMC-Sierra,  Inc.  1994  Incentive  Stock  Plan  and  form  of agreement thereunder.

         (2)*     PMC-Sierra, Inc. 1994 Incentive Stock Plan Prospectus.

         (3)* PMC-Sierra, Inc. 2001 Stock Option Plan and form of agreement thereunder.

         (4)*     PMC-Sierra, Inc. 2001 Stock Option Plan Prospectus.


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(g)      Not applicable.

(h)      Not applicable.

* Previously filed on Schedule TO dated August 27, 2002.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Schedule TO is true, complete and correct.


                                    PMC-SIERRA, INC.

                                    By:  /s/ Robert L. Bailey
                                         -------------------------------------
                                         Robert L. Bailey
                                         President and Chief Executive Officer

Date:  August 27, 2002


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                                INDEX TO EXHIBITS


     Exhibit                          Description
     Number
_________________         _____________________________________________________

(a)(1)(i)* Offer to Exchange Certain Outstanding Options for New Options, dated August 27, 2002.

(a)(1)(ii)*               Memorandum from Robert Bailey dated August 27, 2002.

(a)(1)(iii)*              Election Form.

(a)(1)(iv)*               Form of Notice to Withdraw from the Offer.

(a)(1)(v)*                Form of Promise to Grant  Stock  Option(s)  to Senior
                          Officers.

(a)(1)(vi)*               Form  of  Promise  to  Grant   Stock   Option(s)   to
                          non-Senior Officers.

(a)(1)(vii)*              Form of E-mail  confirmation  of receipt of  Election
                          Form.

(a)(1)(viii)*             Form of E-mail  confirmation  of receipt of Notice to
                          Withdraw from the Offer.

(a)(1)(ix)*               Form of E-mail reminder about Expiration of Offer.

(a)(1)(x)*                Form  of  E-mail   notification   of  acceptance  and
                          cancellation of tendered options.

(a)(1)(xi)                Stock Option Exchange Program Presentation.

(a)(1)(xii)*              PMC-Sierra,  Inc.  Annual Report on Form 10-K for its
                          fiscal year ended December 30, 2001, previously filed with the Securities and Exchange Corporation on March
                          28, 2002 and incorporated herein by reference.

(a)(1)(xiii)*             PMC-Sierra,  Inc.  Quarterly  Report on Form 10-Q for
                          the quarter ended June 30, 2002, previously filed with the Securities and Exchange Commission on August
                          13, 2002 and incorporated herein by reference.

(d)(1)* PMC-Sierra, Inc. 1994 Incentive Stock Plan and form of agreement thereunder.

(d)(2)*                   PMC-Sierra, Inc. 1994 Incentive Stock Plan Prospectus.

(d)(3)* PMC-Sierra, Inc. 2001 Stock Option Plan and form of agreement thereunder.

(d)(4)*                   PMC-Sierra, Inc. 2001 Stock Option Plan Prospectus.

* Previously filed on Schedule TO dated August 27, 2002.

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